UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of December, 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director shareholding


21 December 2004

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP


Dear Sirs

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares made yesterday under the Non-Executive Directors' Share Purchase Plan:-

Name of        No. of     Percentage      Price   Total Holding Total Percentage
Director       Shares     of Issued         per       Following        Following
            Purchased         Stock       Share    Notification     Notification

Lord Burns        244      0.00003%     606.92p           4,089         0.00051%
Susan Fuhrman     318      0.00004%     606.92p             551         0.00007%
Reuben Mark       318      0.00004%     606.92p          14,798         0.00184%
Vernon Sankey     244      0.00003%     606.92p           3,695         0.00046%
Gurvirendra
Talwar            997      0.00012%     606.92p           8,152         0.00101%

If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully



Michaella Henderson

Assistant Company Secretary

MH/DC

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 21 December, 2004

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary